                                              Filed Pursuant to Rule 424(b)(3).
                                              Relates to Registration Statement
                                              No. 333-71062

                               TMP WORLDWIDE INC.
                        2,827,140 SHARES OF COMMON STOCK

                            ------------------------

    The stockholders of TMP Worldwide Inc. ("TMP" or the "Company") listed in this prospectus are offering and selling an aggregate of 2,827,140 shares of TMP's common stock under this prospectus. These selling stockholders obtained their shares of TMP stock in connection with TMP's acquisitions of companies owned by these selling stockholders. TMP will not receive any part of the proceeds from the sale by the selling stockholders.

                            ------------------------

    The selling stockholders may offer their TMP stock through public or private transactions, on or off the United States exchanges, at prevailing market prices or at privately negotiated prices.

    TMP Worldwide Inc.'s common stock trades on the Nasdaq National Market under the ticker symbol "TMPW." On October 17, 2001, the closing sale price of one share of TMP's stock was $31.39.

                            ------------------------

    SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR A DISCUSSION OF CERTAIN FACTORS THAT YOU SHOULD CONSIDER BEFORE YOU INVEST IN THE SHARES BEING SOLD WITH THIS PROSPECTUS.

                             ---------------------

    THE TMP STOCK OFFERED OR SOLD UNDER THIS PROSPECTUS HAS NOT BEEN APPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAVE THESE ORGANIZATIONS DETERMINED THAT THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

                The date of this Prospectus is October 17, 2001.
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                               TABLE OF CONTENTS

                                                                PAGE
                                                              --------
Our Company.................................................       3

Special Note Regarding Forward-Looking Information..........       7

Risk Factors................................................       7

Use of Proceeds.............................................      15

Dividend Policy.............................................      15

Selling Stockholders........................................      16

Plan of Distribution........................................      20

Legal Opinion...............................................      20

Experts.....................................................      20

Where You Can Find More Information.........................      21

Incorporation of Certain Documents by Reference.............      21

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                                  OUR COMPANY

    THE FOLLOWING SUMMARY SHOULD BE READ IN CONJUNCTION WITH THE OTHER INFORMATION CONTAINED AND INCORPORATED BY REFERENCE IN THIS PROSPECTUS. AS USED IN THIS PROSPECTUS, "GROSS BILLINGS" REFERS TO BILLINGS FOR ADVERTISING PLACED ON THE INTERNET, JOB POSTINGS PLACED ON OUR CAREER WEB SITES AND IN NEWSPAPERS, ADVERTISEMENTS PLACED IN TELEPHONE DIRECTORIES FOR OUR CLIENTS, AND ASSOCIATED FEES FOR RELATED SERVICES AND FEES FOR SEARCH, SELECTION AND TEMPORARY CONTRACTING SERVICES. WE EARN COMMISSIONS BASED ON A PERCENTAGE OF THE BILLING FOR MEDIA ADVERTISING PURCHASED IN TRADITIONAL MEDIA AS WELL AS ON THIRD PARTY WEB SITES AT A RATE ESTABLISHED BY THE RELATED PUBLISHER AND ASSOCIATED FEES FOR RELATED SERVICES. AS A RESULT, THE TRENDS IN OUR GROSS BILLINGS DIRECTLY AFFECT OUR COMMISSIONS AND FEES.

    ALL AMOUNTS WITH RESPECT TO THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2001 AND 2000, AND WITH RESPECT TO THE YEAR ENDED DECEMBER 31, 2000 REFERRED TO BELOW REFLECT THE AMOUNTS DISCLOSED IN OUR MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS AND OUR CONSOLIDATED FINANCIAL STATEMENTS IN OUR FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2000 OR QUARTERLY CONSOLIDATED CONDENSED FINANCIAL STATEMENTS IN OUR FORM 10-Q FOR THE QUARTER ENDED JUNE 30, 2001 INCORPORATED BY REFERENCE HEREIN UNLESS OTHERWISE INDICATED. "WE", "US" AND "OUR," WHEN USED IN THIS PROSPECTUS, REFER TO TMP WORLDWIDE INC. AND ITS SUBSIDIARIES.

    DURING THE PERIOD OF JANUARY 1, 2001 THROUGH MARCH 31, 2001, WE CONSUMMATED MERGERS WITH THE FOLLOWING COMPANIES (THE "FIRST QUARTER 2001 MERGERS") IN TRANSACTIONS THAT PROVIDED FOR THE EXCHANGE OF ALL OF THE OUTSTANDING STOCK OF EACH ENTITY FOR A TOTAL OF 1,193,339 SHARES OF TMP COMMON STOCK AND ACCOUNTED FOR AS POOLINGS OF INTERESTS:

                                                                                        NUMBER OF
ENTITY                                    BUSINESS SEGMENT         ACQUISITION DATE   SHARES ISSUED
------                              ----------------------------   ----------------   -------------
JWG ASSOCIATES, INC...............  ADVERTISING & COMMUNICATIONS   MARCH 1, 2001         809,558
MANAGEMENT SOLUTIONS, INC.........  ERESOURCING                    MARCH 30, 2001        383,781

    DURING THE PERIOD OF APRIL 1, 2001 THROUGH JUNE 30, 2001, WE CONSUMMATED MERGERS WITH THE FOLLOWING COMPANIES (THE "SECOND QUARTER 2001 MERGERS," COLLECTIVELY, WITH THE FIRST QUARTER 2001 MERGERS, THE "FIRST HALF 2001 MERGERS") IN TRANSACTIONS THAT PROVIDED FOR THE EXCHANGE OF ALL OF THE OUTSTANDING STOCK OF EACH ENTITY FOR A TOTAL OF 2,277,587 SHARES OF TMP COMMON STOCK AND WERE ACCOUNTED FOR AS POOLINGS OF INTERESTS:

                                                                                           NUMBER OF
ENTITY                                       BUSINESS SEGMENT         ACQUISITION DATE   SHARES ISSUED
------                                 ----------------------------   ----------------   -------------
THE DEFINITIVE GROUP, LTD............  ERESOURCING                    MAY 25, 2001          507,568
HAYDEN & ASSOCIATES, INC.............  ERESOURCING                    MAY 30, 2001          353,448
CORNELL TECHNICAL SERVICES, INC......  ERESOURCING                    MAY 31, 2001          308,566
THE HAMEL GROUP, INC.................  ADVERTISING & COMMUNICATIONS   JUNE 29, 2001         120,814
FASTWEB, INC.........................  INTERACTIVE                    JUNE 29, 2001         987,191

    CONSEQUENTLY, OUR QUARTERLY CONDENSED CONSOLIDATED FINANCIAL STATEMENTS HAVE BEEN RETROACTIVELY RESTATED AS OF DECEMBER 31, 2000 AND FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2000 TO REFLECT THE FIRST HALF 2001 MERGERS, AS IF THE COMBINING COMPANIES HAD BEEN CONSOLIDATED FOR THE 2000 PERIOD. HOWEVER, BECAUSE THESE MERGERS WERE NOT MATERIAL, THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 2000 AND AS OF DECEMBER 31, 2000 AND 1999 INCORPORATED BY REFERENCE HEREIN HAVE NOT BEEN RESTATED TO REFLECT THE FIRST HALF 2001 MERGERS.

    Founded in 1967, TMP Worldwide Inc., now with more than 9,500 employees in 32 countries, is the online recruitment leader, the world's largest Recruitment Advertising agency network and one of the world's largest Executive Search and Executive Selection agencies. TMP, headquartered in New York, is also the parent company of Monster.com-Registered Trademark- (www.monster.com), the leading global career portal on the Web, the world's largest Yellow Pages advertising agency, and a provider of direct marketing services. The

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Company's clients include more than 90 of the Fortune 100 and more than 480 of the Fortune 500 companies.

    Job seekers look to manage their careers through us by posting their resumes on Monster.com, by searching Monster.com's database of over 420,000 paid job postings, either directly or through the use of customized job search agents, and by utilizing our extensive career resources. In addition, employers who are our clients, look to us to help them find the right employee, whether they are searching for an entry level candidate or a CEO, which we refer to as our "Intern to CEO" strategy. We believe the Internet offers a substantial opportunity for us to grow our revenue. We believe our growth will primarily come from strengthening our leadership position in the online recruitment market, which is estimated by Forrester Research to grow from $1.2 billion in 2000 to $7.2 billion in 2005, with additional revenue growth opportunities from the executive search market, which is expected to grow from $7.1 billion in 2001 to $15.0 billion in 2005 and the selection and temporary contracting market, which is expected to reach $160 billion in 2001, according to estimates from a report by the Staffing Industry Analysts, Inc. Our strategies to address this opportunity are to:

    - continue to promote the Monster.com brand through online and traditional advertising, aggressive marketing programs and select alliances or affiliations

    - leverage our more than 5,300 client service, marketing and creative personnel to expand Monster.com and

    - continue to pursue strategic acquisitions.

OUR SERVICES

    MONSTER.COM. Monster.com (http://www.monster.com), the flagship brand of our Internet properties, is the nucleus of our "Intern to CEO" strategy and the leader in the online recruitment market. To demonstrate this, in August 2001:

    - I/PRO reported that Monster.com attracted more than 28 million visitors who spent an average of over 15 minutes per visit.

    - Media Metrix reported that 8.8% of the U.S. Internet population visited Monster.com and that an average of 30.5 unique pages were viewed by each visitor.

    - Based on Media Metrix statistics, Monster.com reported a power ranking of
      268.4 (reach of 8.8 multiplied by average page views of 30.5), compared to
      51.1 for the next ranked entity and 158.3 for all 10 of its competitors combined.

    We believe that the power ranking is significant because, by taking into account reach and page views, it indicates Monster.com's recognition by and usefulness to job seekers. As a result, through Monster.com, our clients have access to over 12 million unique resumes in a database that is growing by an average of more than 20,000 resumes daily. To attract job seekers to Monster.com, we continue to refine and refresh the site by introducing value-added features. For example, we have 9.2 million job search agents, which allow our job seekers to express their specific job preferences and receive e-mail notification of job matches, and 18.0 million My Monster job seeker accounts, which allow job seekers to manage their careers online. We believe our clients have recognized the value of online recruitment, as evidenced by the more than 423,000 paid job postings currently on Monster.com. We have also recently introduced ChiefMonster.com, an exclusive marketplace within Monster.com, that pre-screens applicants for senior-level executive positions (VP and above) and allows approved executives to have access to the website. Once approved, these executives can explore a comprehensive selection of high-quality senior-level opportunities online, set up a sophisticated personal profile, search opportunities and take advantage of uniquely targeted career strategy content pertaining to the latest industry and salary trends.

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    We continually look for ways to drive and retain site traffic. To that end, in December 1999, we entered into a content and marketing agreement with America Online, Inc. ("AOL") whereby, for the payment of $100 million, Monster.com is the exclusive provider for four years in the United States and Canada of career search services to over 27 million AOL users across seven AOL brands: AOL, AOL Canada, Compuserve, ICQ, AOL.com, Netscape and Digital City. We believe that this agreement will continue to increase traffic and attract new users to Monster.com. We also have customized Monster.com, in both local language and content, in 20 countries outside the United States. Currently, such local versions of Monster.com operate in the United Kingdom, Australia, Canada (French and English), the Netherlands, Belgium, New Zealand, Singapore, Hong Kong, France, Germany, Ireland, Spain, Luxembourg, India, Italy, Sweden, Norway, Finland, Denmark and Switzerland. For the six months ended June 30, 2001, Monster.com generated approximately $278.3 million in gross billings and $275.4 million in commissions and fees.

    MONSTERMOVING.COM. Monstermoving(sm).com (http://www.monstermoving.com) is one of the world's largest and most effective online marketplaces for relocation information and services, mortgage lender information and moving-related decision support tools. Its strategy is to change the way people move by leveraging the power of the Internet to provide the relocation resources needed to successfully manage all stages of the relocation process. In addition, Monstermoving.com offers access to a comprehensive array of moving-related services and relocation tools, designed to reduce the time, cost and stress associated with moving. For the six months ended June 30, 2001, commissions and fees from Monstermoving(sm).com were $7.2 million.

    Our total Interactive gross billings and Interactive commissions and fees for the six months ended June 30, 2001 were $372.4 million and $333.3 million, respectively, reflecting the inclusion from Monster.com, Monstermoving.com and the Interactive related services of our Advertising & Communications Division, our eResourcing clients, as well as from our Directional Marketing clients, which were $16.6 million, $30.7 million and $3.3 million, respectively.

    ADVERTISING & COMMUNICATIONS. We prospect talent for our clients through traditional and interactive recruiting programs that sell, market and brand employers to job seekers searching for entry level to management positions. We provide a broad range of recruitment advertising and retention services including:

    - planning and producing recruitment advertising campaigns,

    - media research, planning and buying in both traditional media and on the Internet,

    - planning and executing on-campus recruitment programs,

    - designing, developing and delivering effective project management solutions improving the speed and efficiency of the hiring process, and

    - developing employee communications strategies allowing employees to actively participate in the employer's corporate vision.

    ERESOURCING (FORMERLY REFERRED TO AS SELECTION & TEMPORARY
CONTRACTING). The mid-market selection business fills a critical niche in our "Intern to CEO" strategy by finding for our clients those professionals, below the CEO level, who typically earn between $50,000 and $150,000 and possessing the set of skills outlined by our clients. We believe that Monster.com is an excellent resource for serving this market and we are building a large database of mid-market resumes. We have also identified a suite of products geared toward this market which seek to predict whether a candidate will be successful in a given role. Temporary contracting supplements our selection services. We place employees, ranging from executives to clerical workers, in temporary situations for as little as one day to over 12 months. Contractors can be used for emergency support or to complement the skills of a client's own staff. Temporary contracting can also be linked to our selection services with the client using a "try before you buy" strategy.

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    EXECUTIVE SEARCH.  We offer an advanced and comprehensive range of executive search services aimed at finding the appropriate executive for our clients. Our executive search service identifies senior executives who typically earn in excess of $150,000 annually. We entered the executive search field in 1998 because recruitment and online advertising traditionally did not target the senior executive candidate. We have recently launched ChiefMonster.com, an extension of the Monster brand, that pre-screens applicants for senior-level executive positions and allows approved executives to access the website. We believe that the posting of opportunities on ChiefMonster.com streamlines the advertising process, shortens the hiring cycle and reduces the expenses associated with executive recruitment.

    DIRECTIONAL MARKETING (FORMERLY REFERRED TO AS YELLOW PAGE ADVERTISING). We develop directional marketing programs for national accounts, which are clients who sell products or services in multiple markets. According to the Yellow Page Publishers Association, the national accounts segment of the U.S. yellow page advertising market was approximately $2.0 billion in 2000. During the period of 1990 through 2000, the market grew at a compound annual rate of approximately 6.0%. Yellow page advertising is a complex process involving the creation of effective imagery and message, and the development of media plans which evaluate approximately 6,000 yellow page directories, of which our larger accounts utilize over 3,000 directories. Coordinating the placement of advertisements in this number of directories requires an extensive effort at the local level, and our directional marketing sales, marketing and customer service staff of approximately 990 people provides an important competitive advantage in marketing and executing yellow page advertising programs.

    We take a proactive approach to yellow page advertising by undertaking original research on the efficacy of the medium, and by working to quantify the effectiveness of individual advertising campaigns. We also have a rigorous quality assurance program designed to ensure client satisfaction. We believe that this program has enabled us to maintain a yellow page client retention rate, year to year, in excess of 95%.

    For the six months ended June 30, 2001 and the year ended December 31, 2000, respectively, our total gross billings were $1,363.0 million and $2,479.3 million, total commissions and fees were $760.8 million and $1,291.7 million, net income was $25.5 million and $56.9 million, and EBITDA was $78.2 million and $156.4 million.

    Our executive offices are located at 622 Third Avenue, New York, New York 10017. Our telephone number is (212) 351-7000 and our Internet address is http://www.tmpw.com.

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               SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

    This prospectus includes forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by our use of the words "believes," "anticipates," "plans," "expects," "may," "will," "would," "intends," "estimates," and similar expressions, whether in the negative or affirmative. We cannot guarantee that we actually will achieve these plans, intentions or expectations. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements in this prospectus, particularly under the heading "Risk Factors" that we believe could cause our actual results to differ materially from the forward-looking statements that we make. The forward-looking statements do not reflect the potential impact of any future acquisitions, mergers or dispositions. We do not assume any obligation to update any forward-looking statement we make.

                                  RISK FACTORS

    BEFORE YOU INVEST IN OUR COMMON STOCK, YOU SHOULD BE AWARE THAT THERE ARE VARIOUS RISKS, INCLUDING THOSE DESCRIBED BELOW. YOU SHOULD CONSIDER CAREFULLY THESE RISK FACTORS TOGETHER WITH ALL OF THE OTHER INFORMATION INCLUDED IN THIS PROSPECTUS AND INFORMATION INCORPORATED BY REFERENCE IN THIS PROSPECTUS BEFORE YOU DECIDE TO PURCHASE SHARES OF OUR COMMON STOCK.

WE MAY NOT BE ABLE TO MANAGE OUR GROWTH

    Our business has grown rapidly in recent periods, both internally and through acquisitions. This growth of our business has placed a significant strain on our management and operations. Our expansion has resulted, and is expected in the future to result, in substantial growth in the number of our employees. In addition, this growth is expected to result in increased responsibility for both existing and new management personnel and incremental strain on our existing operations, financial and management information systems. Our success depends to a significant extent on the ability of our executive officers and other members of senior management to operate effectively both independently and as a group. If we are not able to manage existing or anticipated growth, our business, financial condition and operating results will be materially adversely affected.

WE FACE RISKS ASSOCIATED WITH OUR STRATEGY OF EXPANSION THROUGH ACQUISITION

    We expect that we will continue to grow, in part, by acquiring businesses. The success of this strategy depends upon several factors, including:

    - our ability to identify and acquire businesses on a cost-effective basis;

    - our ability to integrate acquired personnel, operations, products and technologies into our organization effectively;

    - our ability to retain and motivate key personnel and to retain the clients of acquired firms; and

    - our ability to use our stock to pay for acquisitions.

    We cannot assure you that financing for acquisitions will be available on terms we find acceptable, or that we will be able to identify or consummate new acquisitions, or manage and integrate our recent or future expansions successfully. Any inability to do so would materially adversely affect our business, financial condition and operating results. In addition, we have frequently used our stock as consideration for acquisitions. We cannot assure you that our common stock will remain at a price at which it can be used as consideration without diluting existing stockholders or that potential acquisitions will continue to view our stock attractively. We also cannot assure you that we will be able to sustain the rates of growth that we have experienced in the past.

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OUR SUCCESS DEPENDS ON THE VALUE OF OUR BRANDS

    Our success depends on our brands and their value. We have expended, and expect to continue to expend, significant amounts to establish our brand names particularly Monster.com-Registered Trademark-. Our business would be adversely affected if we were unable to adequately protect brand names such as Monster.com-Registered Trademark- and, if the merger with HotJobs.com, Ltd. is consummated, HotJobs.com. We are also susceptible to others imitating our products, particularly Monster.com-Registered Trademark-, and infringing our intellectual property rights. We may not be able to successfully protect our intellectual property rights, upon which we are materially dependent. In addition, the laws of many foreign countries do not protect intellectual property rights to the same extent as the laws of the United States. Imitation of our products, or infringement of our intellectual property rights could diminish the value of our brands or otherwise adversely affect our business.

WE FACE RISKS RELATING TO DEVELOPING TECHNOLOGY, INCLUDING THE INTERNET

    The market for Internet products and services is characterized by rapid technological developments, frequent new product introductions and evolving industry standards. The emerging character of these products and services and their rapid evolution will require our continuous improvement in performance, features and reliability of our Internet content, particularly in response to competitive offerings. We cannot assure that we will be successful in responding quickly, cost effectively and sufficiently to these developments. In addition, the widespread adoption of new Internet technologies or standards could require us to make substantial expenditures to modify or adapt our websites and services. This could affect our business, financial condition and operating results.

    The online recruiting market is still young and rapidly evolving. The adoption of online recruiting and job seeking, particularly among those companies that have historically relied upon traditional recruiting methods, requires the acceptance of a new way of conducting business, exchanging information, advertising and applying for jobs. Many of our potential customers have little or no experience using the Internet as a recruiting tool, and only select segments of the job-seeking population have experience using the Internet to look for jobs. There can be no assurance that companies will continue to allocate portions of their budgets to Internet-based recruiting or that job seekers will use online job seeking methods. As a result, we cannot be sure that we will be able to effectively compete with traditional recruiting and job seeking methods. If Internet-based recruiting does not remain widely accepted or if we are not able to anticipate changes in the on-line recruiting market, our business, results of operations and financial condition could be materially adversely affected.

    New Internet services or enhancements which we have offered or may offer in the future may contain design flaws or other defects that could require expensive modifications or result in a loss of client confidence. Any disruption in Internet access or in the Internet generally could have a material adverse effect on our business, financial condition and operating results. Slower response times or system failures may also result from straining the capacity of our software, hardware or network infrastructure. To the extent that we do not effectively address any capacity constraints or system failures, our business, results of operations and financial condition could be materially and adversely affected.

    Trends that could have a critical impact on our success include:

    - rapidly changing technology in online recruiting;

    - evolving industry standards, including both formal and de facto standards relating to online recruiting;

    - developments and changes relating to the Internet;

    - evolving government regulations;

    - competing products and services that offer increased functionality; and

    - changes in employer and job seeker requirements.

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WE ARE VULNERABLE TO INTELLECTUAL PROPERTY INFRINGEMENT CLAIMS BROUGHT AGAINST
  US BY OTHERS

    Successful intellectual property infringement claims against us could result in monetary liability or a material disruption in the conduct of our business. We cannot be certain that our products, content and brand names do not or will not infringe valid patents, copyrights or other intellectual property rights held by third parties. We expect that infringement claims in our markets will increase in number as more participants enter the markets. We may be subject to legal proceedings and claims from time to time relating to the intellectual property of others in the ordinary course of our business. If we were found to have infringed the intellectual property rights of a third party, we could be liable to that party for license fees, royalty payments, profits or damages, and the owner of the intellectual property might be able to prevent us from using the technology or software in the future. If the amount of these payments were significant or we were prevented from incorporating certain technology or software into our products, our business could be materially adversely affected.

    We may incur substantial expenses in defending against these third party infringement claims, regardless of their merit. As a result, due to the diversion of management time, the expense required to defend against any claim and the potential liability associated with any lawsuit, any significant litigation could have a material adverse effect on our business and results of operations.

COMPUTER VIRUSES MAY CAUSE OUR SYSTEMS TO INCUR DELAYS OR INTERRUPTIONS

    Computer viruses may cause our systems to incur delays or other service interruptions and could damage our reputation and have a material adverse effect on our business, financial condition and operating results. The inadvertent transmission of computer viruses could expose us to a material risk of loss or litigation and possible liability. Our system's continuing and uninterrupted performance is critical to our success. Customers and job seekers may become dissatisfied by any system failure that interrupts our ability to provide our services to them, including failures affecting our ability to serve Web page requests without significant delay to the viewer. Sustained or repeated system failures would reduce the attractiveness of our solutions to customers and job seekers and result in reduced traffic or contract terminations, fee rebates and makegoods, thereby reducing revenues. Moreover, if a computer virus affecting our system is highly publicized, our reputation could be materially damaged and our visitor traffic may decrease.

OUR MARKETS ARE HIGHLY COMPETITIVE

    The markets for our services are highly competitive. They are characterized by pressures to:

    - reduce prices;

    - incorporate new capabilities and technologies; and

    - accelerate job completion schedules.

    Furthermore, we face competition from a number of sources. These sources include:

    - national and regional advertising agencies;

    - Internet portals;

    - specialized and integrated marketing communication firms;

    - traditional media companies;

    - executive search firms; and

    - search and selection firms.

    In addition, many advertising agencies and publications have started either to internally develop or acquire new media capabilities, including Internet. We are also competing with established companies that

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provide integrated specialized services like website advertising services or website design, and are technologically proficient. Many of our competitors or potential competitors have long operating histories, and some may have greater financial, management, technological development, sales, marketing and other resources than we do. In addition, our ability to maintain our existing clients and attract new clients depends to a large degree on the quality of our services and our reputation among our clients and potential clients.

    Due to competition, we may experience reduced margins on our products and services, loss of market share or less use of Monster.com-Registered Trademark-by job seekers and our customers. If we are not able to compete effectively with current or future competitors as a result of these and other factors, our business could be materially adversely affected.

    We have no significant proprietary technology that would preclude or inhibit competitors from entering the online advertising, executive search, recruitment advertising, or yellow page advertising markets. We cannot assure you that existing or future competitors will not develop or offer services and products which provide significant performance, price, creative or other advantages over our services. This could have a material adverse effect on our business, financial condition and operating results.

OUR OPERATING RESULTS FLUCTUATE FROM QUARTER TO QUARTER

    Our quarterly operating results have fluctuated in the past and may fluctuate in the future. These fluctuations are a result of a variety of factors, including:

    - mismatches between resource allocation and consumer demand due to difficulties in predicting consumer demand in a new market;

    - enhancements and services;

    - the hiring cycles of employers;

    - the timing, amount and mix of subscription, license and service payments;

    - changes in general economic conditions, such as recessions, that could affect recruiting efforts generally and online recruiting efforts in particular;

    - the magnitude and timing of marketing initiatives;

    - the maintenance and development of our strategic relationships;

    - the attraction and retention of key personnel;

    - our ability to manage our anticipated growth and expansion;

    - our ability to attract and retain customers;

    - our ability to attract qualified job seekers;

    - technical difficulties or system downtime affecting the Internet generally or the operation of our products and services specifically;

    - the timing of our acquisitions;

    - the timing of yellow page directory closings, the largest number of which currently occur in the third quarter; and

    - the receipt of additional commissions from yellow page publishers for achieving a specified volume of advertising, which are typically reported in the fourth quarter.

    Generally our quarterly commissions and fees earned from recruitment advertising tend to be highest in the first quarter and lowest in the fourth quarter. Additionally, recruitment advertising commissions and

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fees tend to be more cyclical than yellow page commissions and fees. To the extent that a significant percentage of our commissions and fees are derived from recruitment advertising, our operating results may be subject to increased cyclicality.

OUR OPERATIONS WILL BE AFFECTED BY GLOBAL ECONOMIC FLUCTUATIONS

    Demand for our services is significantly affected by the general level of economic activity in the regions and industries in which we operate. When economic activity slows, many companies hire fewer permanent employees. Therefore, a significant economic downturn, especially in regions or industries where our operations are heavily concentrated, could have a material adverse effect on our business, financial condition and operating results. Further, we may face increased pricing pressures during such periods. There can be no assurance that during these periods our results of operations will not be adversely affected.

    Online recruiting is a relatively new industry, and we do not know how sensitive this market is to general economic conditions. The level of economic activity and employment in the United States and abroad may significantly and adversely affect demand for our services. When economic activity slows, many companies hire fewer permanent employees, and some companies engage in hiring freezes. A recession could cause employers to reduce or postpone their recruiting efforts generally, and their online recruiting efforts in particular. Therefore, a significant economic downturn or recession, especially in regions or industries where our operations are heavily concentrated, could have a material adverse effect on our business, financial condition and operating results. Further, we may face increased pricing pressures during such periods. There can be no assurance that during these periods our results of operations will not be adversely affected.

WE DEPEND ON OUR HIGHLY SKILLED PROFESSIONALS

    The success of our employment recruiting business depends upon our ability to attract and retain highly skilled professionals who possess the skills and experience necessary to fulfill our clients' employee search needs. Competition for highly skilled professionals is intense. We believe that we have been able to attract and retain highly qualified, effective professionals as a result of our reputation and our performance-based compensation system. These professionals have the potential to earn substantial bonuses based on the amount of revenue they generate by:

    - obtaining executive search assignments;

    - executing search assignments; and

    - assisting other professionals to obtain or complete executive search assignments.

    Bonuses represent a significant proportion of these professionals' total compensation. Any diminution of our reputation could impair our ability to retain existing or attract additional highly skilled professionals. Our inability to attract and retain highly skilled professionals could have a material adverse effect on our executive search business, financial condition and operating results.

OUR SKILLED PERSONNEL MAY DEPART WITH EXISTING CLIENTS

    The success of our business depends upon the ability of our employees to develop and maintain strong, long-term relationships with clients. Usually, one or two employees have primary responsibility for a client relationship. When an employee leaves a recruiting firm and joins another, clients that have established relationships with the departing employee may move their business to the employee's new employer. The loss of one or more clients is more likely to occur if the departing employee enjoys widespread name recognition or has developed a reputation as a specialist in executing searches in a specific industry or management function. Historically, we have not experienced significant problems in this area. However, a failure to retain our most effective employees or maintain the quality of service to which our clients are accustomed could have a material adverse effect on our business, financial condition and operating results. Also, the ability of a departing employee to move business to his or her new employer could have a material adverse effect on our business, financial condition and operating results.

    Competition for highly skilled employees in intense, particularly in the Internet industry. We may be unable to attract, assimilate and retain highly skilled employees in the future. We have from time to time in the past experienced, and we may experience in the future, difficulty in hiring and retaining highly skilled employees with appropriate qualifications.

WE FACE RISKS MAINTAINING OUR PROFESSIONAL REPUTATION AND BRAND NAME

    Our ability to secure new employee recruiting engagements and to hire qualified professionals is highly dependent upon our overall reputation and brand name recognition as well as the individual reputations of our professionals. We obtain a majority of our new engagements from existing clients or from referrals by existing clients. Therefore, the dissatisfaction of any client could have a disproportionate, adverse impact on our ability to secure new engagements. Any factor that diminishes our reputation or the reputation of any of our personnel could make it more difficult for us to compete successfully for both new engagements and qualified personnel. This could have an adverse effect on our executive search business, financial condition and operating results.

WE FACE RESTRICTIONS IMPOSED BY BLOCKING ARRANGEMENTS

    Either by agreement with clients or for marketing or client relationship purposes, executive search firms frequently refrain, for a specified period of time, from recruiting certain employees of a client, and possibly other entities affiliated with such client, when conducting executive searches on behalf of other clients. This is known as a "blocking" or "off-limits" arrangement. Blocking arrangements generally remain in effect for one or two years following completion of an assignment. The actual duration and scope of any blocking arrangement, including whether it covers all operations of a client and its affiliates or only certain divisions of a client, generally depends on such factors as:

    - the length of the client relationship;

    - the frequency with which the executive search firm has been engaged to perform executive searches for the client; and

    - the number of assignments the executive search firm has generated or expects to generate from the client.

    Some of our executive search clients are recognized as industry leaders and/or employ a significant number of qualified executives who are potential candidates for other companies in that client's industry. Blocking arrangements with a client of this nature, or the awareness by a client's competitors of such an arrangement, may make it difficult for us to obtain executive search assignments from, or to fulfill executive search assignments for, competitors while employees of that client may not be solicited. As our client base grows, particularly in our targeted business sectors, blocking arrangements increasingly may impede our growth or ability to attract and serve new clients. This could have an adverse effect on our executive search business, results of operations and financial condition.

WE FACE RISKS RELATING TO OUR FOREIGN OPERATIONS

    We conduct operations in various foreign countries, including Australia, Belgium, Brazil, Canada, China, France, Germany, India, Ireland, Italy, Japan, Luxembourg, the Netherlands, New Zealand, Singapore, Spain and the United Kingdom. For the six months ended June 30, 2001 and the years ended
December 31, 2000 and 1999, approximately 40%, 40% and 45%, respectively, of our total commissions and fees were earned outside of the United States. Such amounts are collected in the local currency. In addition, we generally pay operating expenses in the corresponding local currency. Therefore, we are at risk for exchange rate fluctuations between such local currencies and the dollar. We do not conduct any significant hedging activities. We are also subject to taxation in foreign jurisdictions. In addition, transactions between us and our foreign subsidiaries may be subject to United States and foreign withholding taxes. Applicable tax rates in foreign jurisdictions differ from those of the United States, and change periodically. The extent, if any, to which we will receive credit in the United States for taxes we pay in foreign jurisdictions will depend upon the application of limitations set forth in the Internal Revenue Code of 1986, as well as the provisions of any tax treaties which may exist between the United States and such foreign jurisdictions.

    Our current or future international operations might not succeed for a number of reasons including:

    - difficulties in staffing and managing foreign operations;

    - competition from local recruiting services;

    - operational issues such as longer customer payment cycles and greater difficulties in collecting accounts receivable;

    - seasonal reductions in business activity;

    - language and cultural differences;

    - legal uncertainties inherent in transnational operations such as export and import regulations, tariffs and other trade barriers;

    - taxation issues;

    - unexpected changes in trading policies and regulatory requirements;

    - issues relating to uncertainties of laws and enforcement relating to the regulation and protection of intellectual, property; and

    - general political and economic trends.

    If we are forced to discontinue any of our international operations, we could incur material costs to close down such operation.

TRADITIONAL MEDIA IS IMPORTANT TO US

    A substantial portion of our total commissions and fees comes from designing and placing recruitment advertisements in traditional media such as newspapers and trade publications. This business constituted approximately 12%, 15% and 20% of our total commissions and fees for the six months ended June 30, 2001 and the years ended December 31, 2000 and 1999, respectively. We also receive a substantial portion of our commissions and fees from placing advertising in yellow page directories. This business constituted approximately 6%, 8% and 11% of total commissions and fees for the six months ended June 30, 2001 and the years ended December 31, 2000 and 1999, respectively. We cannot assure you that the total commissions and fees we receive in the future will equal the total commissions and fees which we have received in the past.

    In addition, new media, like the Internet, may cause yellow page directories and other forms of traditional media to become less desirable forms of advertising media. If we are not able to generate Internet advertising fees to offset any decrease in commissions from traditional media, our business, financial condition and operating results will be materially adversely affected.

WE DEPEND ON OUR KEY MANAGEMENT PERSONNEL

    Our continued success will depend to a significant extent on our senior management, including Andrew J. McKelvey, our Chairman of the Board and CEO. The loss of the services of Mr. McKelvey or one or more key employees could have a material adverse effect on our business, financial condition and operating results. In addition, if one or more key employees join a competitor or form a competing company, the resulting loss of existing or potential clients could have a material adverse effect on our business, financial condition and operating results.

WE ARE INFLUENCED BY A PRINCIPAL STOCKHOLDER

    Andrew J. McKelvey beneficially owns all of our outstanding Class B common stock and a large number of shares of our common stock, which, together with his Class B common stock ownership, represents approximately 45% of the combined voting power of all classes of our voting stock. Mr. McKelvey can strongly influence the election of all of the members of our board. He can also exercise significant influence over our business and affairs. This includes any determinations with respect to mergers or other business combinations, the acquisition or disposition of our assets, whether or not we incur indebtedness, the issuance of any additional common stock or other equity securities and the payment of dividends with respect to common stock.

EFFECTS OF ANTI-TAKEOVER PROVISIONS COULD INHIBIT THE ACQUISITION OF TMP BY
  OTHERS

    Some of the provisions of our certificate of incorporation, bylaws and Delaware law could, together or separately:

    - discourage potential acquisition proposals;

    - delay or prevent a change in control; and

    - limit the price that investors might be willing to pay in the future for shares of our common stock.

    In particular, our board of directors may issue up to 800,000 shares of preferred stock with rights and privileges that might be senior to our common stock, without the consent of the holders of the common stock. Our certificate of incorporation and bylaws provide, among other things, for advance notice of stockholder proposals and director nominations.

TERRORIST ATTACKS HAVE CONTRIBUTED TO ECONOMIC INSTABILITY IN THE UNITED STATES; CONTINUED TERRORIST ATTACKS, WAR OR OTHER CIVIL DISTURBANCES COULD LEAD TO FURTHER ECONOMIC INSTABILITY AND DEPRESS OUR STOCK PRICE.

    On September 11, 2001, the United States was the target of terrorist attacks of unprecedented scope. These attacks have caused instability in the global financial markets, and have contributed to downward pressure on stock prices of United States publicly traded companies, such as us. This instability has resulted in a slowdown in the employment sector as companies assessed the impact of the attacks on their operations and on their employment needs. These attacks may lead to armed hostilities or to further acts of terrorism and civil disturbances in the United States or elsewhere, which may further contribute to economic instability in the United States and could have a material adverse effect on our business, financial condition and operating results.

THERE MAY BE VOLATILITY IN OUR STOCK PRICE

    The market for our common stock has, from time to time, experienced extreme price and volume fluctuations. Factors such as announcements of variations in our quarterly financial results and fluctuations in advertising commissions and fees, including the percentage of our commissions and fees derived from Internet-based services and products, could cause the market price of our common stock to fluctuate significantly. Further, due to the volatility of the stock market generally, the price of our common stock could fluctuate for reasons unrelated to our operating performance.

    The market price of our common stock is based in large part on professional securities analysts' expectations that our business will continue to grow and that we will achieve certain levels of net income. If our financial performance in a particular quarter does not meet the expectations of securities analysts, this may adversely affect the views of those securities analysts concerning our growth potential and future financial performance. If the securities analysts who regularly follow our common stock lower their ratings of our common stock or lower their projections for our future growth and financial performance, the market price of our common stock is likely to drop significantly.

WE FACE RISKS ASSOCIATED WITH GOVERNMENT REGULATION

    As an advertising agency which creates and places print and Internet advertisements, we are subject to Sections 5 and 12 of the Federal Trade Commission Act of 1914, also known as the FTC Act. These sections regulate advertising in all media, including the Internet, and require advertisers and advertising agencies to have substantiation for advertising claims before disseminating advertisements. The FTC Act prohibits the dissemination of false, deceptive, misleading, and unfair advertising, and grants the FTC enforcement powers to impose and seek civil penalties, consumer redress, injunctive relief and other remedies upon advertisers and advertising agencies which disseminate prohibited advertisements. Advertising agencies like us are subject to liability under the FTC Act if the agency actively participated in creating the advertisement, and knew or had reason to know that the advertising was false or deceptive.

    In the event that any advertising that we have created is found to be false, deceptive or misleading, the FTC Act could potentially subject us to liability. The fact that the FTC has recently brought several actions charging deceptive advertising via the Internet, and is actively seeking new cases involving advertising via the Internet, indicates that the FTC Act could pose a somewhat higher risk of liability to the advertising distributed via the Internet. The FTC has never brought any actions against us. We cannot assure you that other current or new government laws and regulations, or the application of existing laws and regulations will not:

    - subject us to significant liabilities including civil rights, affirmative action and other employment claims and state sales and use taxes;

    - significantly dampen growth in Internet usage;

    - prevent us from offering certain Internet content or services; or

    - otherwise have a material adverse effect on our business, financial condition and operating results.

                                USE OF PROCEEDS

    TMP will not receive any proceeds from the sale of shares of TMP stock by the selling stockholders.

                                DIVIDEND POLICY

    We have never declared or paid any cash dividends on our stock. We currently anticipate that all future earnings will be retained by TMP to support our growth strategy. Accordingly, we do not anticipate paying cash dividends on our stock for the foreseeable future. The payment of any future dividends will be at the discretion of our Board of Directors and will depend upon, among other things, future earnings, operations, capital requirements, our general financial condition, contractual restrictions and general business conditions. Our financing agreement restricts the payment of dividends on our stock.

                              SELLING STOCKHOLDERS

    The following table sets forth information as of October 5, 2001 except as otherwise noted, with respect to the number of shares of Common Stock beneficially owned or to be acquired by each of the selling stockholders and assumes that all shares subject to vesting schedules and conditions have vested. The shares offered hereby either were acquired by the selling stockholders from TMP pursuant to the acquisition of or merger with companies owned by such selling stockholders or were acquired or may be acquired pursuant to stock bonus arrangements. No selling stockholder owns more than one percent of the outstanding Common Stock.

                                                NUMBER OF SHARES                            NUMBER OF SHARES
                                                OF COMMON STOCK       NUMBER OF SHARES      OF COMMON STOCK
                                               BENEFICIALLY OWNED     OF COMMON STOCK      BENEFICIALLY OWNED
SELLING STOCKHOLDERS                           PRIOR TO OFFERING    REGISTERED HEREIN(1)   AFTER OFFERING(2)
--------------------                           ------------------   --------------------   ------------------
Aeder Family Memorial Day Fund Trust.........           4,268                 4,268                    0
Jeff Aeder...................................           4,182                 4,182                    0
Ashok Ahuja..................................           1,613                 1,613                    0
Ashok Ahuja A/C RAA..........................             630                   630                    0
Ashok Ahuja A/C SAA..........................             525                   525                    0
Reena Ahuja..................................           1,613                 1,613                    0
Gary Allen...................................          84,834                84,834                    0
Gary Allen, Trustee..........................           5,162                 5,162                    0
Gary Allen & Anita Gillian Murcott, Trustees
  of Gary Allen Life Interest Settlement.....          14,044                14,044                    0
Gary Allen & Anita Gillian Murcott, Trustees
  of Herbert John Allen Accumulation and
  Maintenance Settlement.....................          12,793                12,793                    0
Roger Allen..................................           5,122                 5,122                    0
Ash Lyndon Ltd...............................           2,100                 2,100                    0
Darren John Ball.............................             578                   578                    0
Scott Barton.................................             262                   262                    0
Selwyn Bayhack Living Trust..................           1,721                 1,721                    0
Douglas L. Becker............................           3,363                 3,363                    0
Douglas L. Becker Grat 7.....................           3,363                 3,363                    0
Eric D. Becker...............................           3,363                 3,363                    0
Jill Becker Grat 1...........................           3,363                 3,363                    0
Belmont Capital Partners, L.L.C..............          25,831                25,831                    0
Stephen E. Benedict..........................         176,724               176,724                    0
Sandra Bennett...............................              26                    26                    0
Bruce Benton.................................             785                   785                    0
Olaf Bergesen................................           2,629                 2,629                    0
Svein Narve Borstad..........................           1,460                 1,460                    0
James Botrie.................................          16,310                16,310                    0
Maureen Botrie...............................           4,061                 4,061                    0
The Botrie Family Trust......................           6,703                 6,703                    0
Craig Bowater................................           1,674                 1,674                    0
Peter Brandt.................................              45                    45                    0
Brighton Beach, L.P..........................           7,465                 7,465                    0
Julian Bull..................................           3,076                 3,076                    0
Nicholas Sean Francis Cains..................          12,140                12,140                    0
Edward & Susan Chandler......................           2,135                 2,135                    0
James Chiappetta.............................             202                   202                    0
Clinola Partners, L.P........................           4,268                 4,268                    0
Gidon Cohen Revocable Trust..................           6,142                 6,142                    0

                                                NUMBER OF SHARES                            NUMBER OF SHARES
                                                OF COMMON STOCK       NUMBER OF SHARES      OF COMMON STOCK
                                               BENEFICIALLY OWNED     OF COMMON STOCK      BENEFICIALLY OWNED
SELLING STOCKHOLDERS                           PRIOR TO OFFERING    REGISTERED HEREIN(1)   AFTER OFFERING(2)
--------------------                           ------------------   --------------------   ------------------
Kevin Connor.................................           4,268                 4,268                    0
Jonathan Paul Cook...........................             788                   788                    0
Stewart Cornew...............................           3,463                 3,463                    0
Barry Craig..................................           4,914                 4,914                    0
Dakota Capital Investments, L.L.C............           2,105                 2,105                    0
Ove Dalsegg..................................           2,045                 2,045                    0
Eamon Daly...................................           2,720                 2,720                    0
Honor Davis-Marks............................           3,800                 3,800                    0
Michelle Dawson..............................              26                    26                    0
Penelope De Peiro............................             312                   312                    0
Randy De Peiro...............................           1,770                 1,770                    0
Harjit Dhaliwal..............................             164                   164                    0
Sean Donellan................................             144                   144                    0
Les D'Silva..................................             243                   243                    0
Merrick Elfman...............................           6,726                 6,726                    0
Patricia Ellenberg...........................             225                   225                    0
Ernst & Young Special Business Services
  CVBA.......................................         181,009               134,940               46,069
Forest Glen Trust............................          21,526                21,526                    0
Toba Fryer...................................           1,875                 1,875                    0
GAAL Limited.................................          60,886                60,886                    0
Robert Garber................................           2,048                 2,048                    0
Mark Gerstein................................           2,048                 2,048                    0
GFW Limited..................................          60,886                60,886                    0
Erik Ginsburg................................             225                   225                    0
Bruce Goldman................................           6,838                 6,838                    0
James Goldman................................         308,541                70,792              237,749
Jason Gorin..................................             524                   524                    0
Laureen Grieve...............................           1,743                 1,743                    0
Growth Partners..............................           8,536                 8,536                    0
Mark Hackner.................................           2,151                 2,151                    0
Michael S. Hadlow............................         186,340               186,340                    0
Pamela Hamel.................................         120,814               120,814                    0
Gillian Ann Harmer & Christopher William
  Shore, Trustees of Nancy Rosemary Pearce
  Accumulation and Maintenance Settlement....           9,194                 9,194                    0
Michael George Harmer & Gillian Ann Harmer,
  Trustees of Michael George Harmer Life
  Interest Settlement........................          14,044                14,044                    0
Michael George Harmer........................          15,671                15,671                    0
Anthony Harris...............................           1,293                 1,293                    0
Norman Harris................................           4,300                 4,300                    0
Kristen Hebert...............................           5,000                 5,000                    0
Lean Hedden & James Hedden, Trustees of
  Terence Joseph Walker Accumulation and
  Maintenance Settlement.....................          15,105                15,105                    0
Israel Heller................................           3,011                 3,011                    0
Leon Heller..................................           8,611                 8,611                    0
Zelda Heller.................................           2,151                 2,151                    0
Hesperus/Dakota Investors, L.L.C.............         258,303               258,303                    0
Chris Hoehn-Saric............................           3,363                 3,363                    0

                                                NUMBER OF SHARES                            NUMBER OF SHARES
                                                OF COMMON STOCK       NUMBER OF SHARES      OF COMMON STOCK
                                               BENEFICIALLY OWNED     OF COMMON STOCK      BENEFICIALLY OWNED
SELLING STOCKHOLDERS                           PRIOR TO OFFERING    REGISTERED HEREIN(1)   AFTER OFFERING(2)
--------------------                           ------------------   --------------------   ------------------
Chris Hoehn-Saric Grat 7.....................           3,363                 3,363                    0
Ian Hope.....................................             197                   197                    0
Alex Horton..................................             105                   105                    0
Jacqueline Clare Howarth.....................           5,330                 5,330                    0
Christopher Hulst............................           1,505                 1,505                    0
Mary Jeffreys................................              26                    26                    0
Sam Kagan....................................           4,268                 4,268                    0
Glenn Kapetansky.............................           3,987                 3,987                    0
Brian Kaplan.................................           5,167                 5,167                    0
Jonathan Karmin..............................           8,600                 8,600                    0
Frank Keldermans.............................           1,242                 1,242                    0
Kilda Investments............................           3,225                 3,225                    0
KJT Gift Trust...............................           6,726                 6,726                    0
Sloan Klein..................................           1,000                 1,000                    0
Ole Petter Knoph.............................           1,460                 1,460                    0
Mark Krial...................................         162,011               162,011                    0
Lascoe Family Trust..........................          17,199                17,199                    0
Graham Frank Lee.............................           7,284                 7,284                    0
Mark Lehman..................................              26                    26                    0
Faye Levy, custodian for Leanne Levy.........             820                   820                    0
Faye Levy, custodian for Ryan Levy...........             820                   820                    0
Jeremy James Lewis...........................             606                   606                    0
Jacqueline Linton............................             608                   608                    0
Yvonne Littlebury............................             411                   411                    0
Tony Lovelady................................             998                   998                    0
Thomas Lubin.................................          41,090                41,090                    0
Amos & Anat Madanes..........................           6,552                 6,552                    0
Godfrey Marshall.............................              26                    26                    0
Devona McCloskey.............................             656                   656                    0
Jerry Michelson..............................           1,229                 1,229                    0
Robert Michelson.............................          45,652                45,652
Millennium Trust Co., LLC....................           4,095                 4,095                    0
Nick Mills...................................             249                   249                    0
Andrew Alois Mitter..........................             394                   394                    0
MJS Associates Limited Partnership...........           2,048                 2,048                    0
Allyson Montgomery...........................             113                   113                    0
Russell Moore................................              26                    26                    0
Grant Newton.................................              52                    52                    0
Nirenberg/Fryer Family Trust.................           5,123                 5,123                    0
David K. Nirenberg...........................           5,498                 5,498                    0
James R. Nugent, Jr..........................          46,585                46,585                    0
Carol Ann O'Connor...........................           2,025                 2,025                    0
Guy Antony Orsler & Nicholas David Orsler,
  Trustees of Bernard Robert Houlton
  Accumulation and Maintenace Settlement.....           9,194                 9,194                    0
Sean Thomas Orsler & Gary Antony Orsler,
  Trustees of Sean Thomas Orsler Life
  Interest Settlement........................          14,044                14,044                    0
Sean Thomas Orsler...........................          15,671                15,671                    0
Basil Pearce.................................           2,987                 2,987                    0

                                                NUMBER OF SHARES                            NUMBER OF SHARES
                                                OF COMMON STOCK       NUMBER OF SHARES      OF COMMON STOCK
                                               BENEFICIALLY OWNED     OF COMMON STOCK      BENEFICIALLY OWNED
SELLING STOCKHOLDERS                           PRIOR TO OFFERING    REGISTERED HEREIN(1)   AFTER OFFERING(2)
--------------------                           ------------------   --------------------   ------------------
Anne Pearlstein..............................           1,229                 1,229                    0
Jeffrey Pereleman............................             785                   785                    0
Joel Press...................................           2,135                 2,135                    0
Mike Prussian................................           6,450                 6,450                    0
Bruce Rauner.................................           8,536                 8,536                    0
Jonathan Edward Regan........................           1,042                 1,042                    0
Jerome Reitman...............................           5,413                 5,413                    0
Daniel Reynolds..............................             770                   770                    0
Hadyn Reynolds...............................             258                   258                    0
Michell & Suzanne Rice.......................           1,229                 1,229                    0
Alex Richardson..............................             144                   144                    0
Trond Ronningen..............................           3,505                 3,505                    0
Anne Rosenvinge..............................           2,629                 2,629                    0
Mark Rothschild..............................           6,207                 6,207                    0
Ronald Sandler...............................           1,291                 1,291                    0
Mark Scott...................................             131                   131                    0
Timothy Skelding.............................           4,058                 4,058                    0
Pamela Siek..................................         162,012               162,012                    0
Stephen William Simmonds.....................           5,300                 5,300                    0
Lowell R. Singerman..........................         176,724               176,724                    0
Jonathan Howard Rene Speers..................             365                   365                    0
Nicola Squire................................           2,394                 2,394                    0
Anne Brit Storvik............................           1,460                 1,460                    0
Robert Ian Dickson Strong....................           5,896                 5,896                    0
Harris Suzuki................................           8,536                 8,536                    0
Andrew Taitz Family Trust....................           8,536                 8,536                    0
John Taylor..................................          20,424                20,424                    0
Trustar, L.L.C...............................         315,086               315,086                    0
Craig Turnock................................             223                   223                    0
Marc VanHouwelingen..........................           2,720                 2,720                    0
Graham Francis Walker & Leanne Hedden,
  Trustees of Graham Francis Walker Life
  Interest Settlement........................          14,044                14,044                    0
Graham Francis Walker........................          62,193                62,193                    0
Andrew Wall..................................          26,270                26,270                    0
Anthony L. Wanger............................             270                   270                    0
Mark Ward....................................           2,537                 2,537                    0
Mark Wardle..................................              26                    26                    0
Web Investors, L.P...........................          41,612                41,612                    0
Andreas Wettre...............................           1,460                 1,460                    0
Dave Whately.................................              39                    39                    0
Keith Williams...............................           1,229                 1,229                    0
Paul Williams................................              52                    52                    0
Tom Wippman..................................           1,121                 1,121                    0

------------------------

(1) This prospectus also covers any additional shares of our common stock which become issuable by reason of any stock split, stock dividend, recapitalization, or similar transaction that is effected without the receipt of consideration and results in an increase in the number of shares of our common stock that are outstanding.

(2) Assumes that all shares offered by each selling shareholder are sold in this offering.

                              PLAN OF DISTRIBUTION

    The selling stockholders named herein (or pledgees, donees, transferees or other successors-in-interest selling shares received from a named selling stockholder as a gift, partnership, distribution or other non-sale-related transfer after the date of this prospectus) may offer their shares at various times in one or more transactions on the Nasdaq National Market, in special offerings, exchange distributions, secondary distributions, negotiated transactions, or a combination of such. They may sell at market prices at the time of sale, at prices related to the market price or at negotiated prices. The selling stockholders may use broker-dealers to sell their shares. If this happens, broker-dealers will either receive discounts or commissions from the selling stockholders, or they will receive commissions from purchasers of shares for whom they acted as agents. Compensation as to a particular broker-dealer might be in excess of customary commissions and will be in amounts to be negotiated in connection with the sale. Broker-dealers or agents and the selling stockholders may be deemed to be "underwriters" within the meaning of
Section 2(11) of the Securities Act in connection with sales of the shares. Accordingly, any such commission, discount or concession received by them and any profit on the resale of the shares purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act. Because selling stockholders may be deemed to be "underwriters" within the meaning of
Section 2(11) of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

                                 LEGAL OPINION

    For the purpose of this offering, our outside counsel, Fulbright & Jaworski L.L.P., New York, New York 10103, is giving its opinion on the validity of the shares.

                                    EXPERTS

    The consolidated financial statements and schedule of the Company incorporated by reference in this prospectus have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the periods set forth in their reports incorporated herein by reference, and are incorporated herein in reliance upon such reports given upon the authority of said firm as experts in accounting and auditing.

    The consolidated statements of operations and stockholders' equity of Morgan & Banks Limited for the year ended December 31, 1998 and the statements of cash flows for the nine months ended December 31, 1998, included in the Company's financial statements for the year ended December 31, 1998 are incorporated in reliance on the report of Pannell Kerr Forster, independent auditors, given upon the authority of that firm as experts in accounting and auditing.

    The consolidated statements of operations, stockholders' equity, comprehensive income and cash flows, and schedule of LAI Worldwide, Inc. for the year ended February 28, 1999 included in TMP Worldwide, Inc.'s annual report on Form 10-K for the fiscal year ended December 31, 1998, which is incorporated by reference in this registration statement have been audited by Arthur Andersen LLP, independent certified public accountants, as indicated in their reports with respect thereto, and are incorporated by reference in reliance upon the authority of said firm as experts in giving said reports.

    The consolidated financial statements of QD Group Limited as of 30 September 1999 and 1998 and for each of the two years then ended incorporated herein have been audited by Arthur Andersen, independent chartered accountants, as indicated in their report with respect thereto and are incorporated herein in reliance upon the authority of said firm as experts in giving said report.

    The consolidated financial statements of Jobline International AB as of December 31, 2000 and for the year then ended incorporated by reference in this prospectus have been audited by BDO International, independent chartered accountants, as indicated in their report with respect thereto, and are incorporated

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herein in reliance upon such report given upon the authority of said firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

    We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by us at the Commission's public reference room at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and in New York, New York and Chicago, Illinois. Copies of such material can be also obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and its public reference rooms in New York, New York and Chicago, Illinois, at prescribed rates. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. Copies of such information may also be inspected at the reading room of the library of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006. Our filings with the Commission are also available to the public from commercial document retrieval services and at the Commission's web site at "http://www.sec.gov."

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the selling stockholders sell all their shares of TMP stock offered by this prospectus.

        (i) our annual report on Form 10-K for the fiscal year ended December 31, 2000;

        (ii) our current reports on Form 8-K, filed on February 1, 2001, February 22, 2001, May 11, 2001, May 18, 2001, June 29, 2001, August 2,
    2001, August 17, 2001, September 7, 2001, October 3, 2001 and October 5,
    2001;

        (iii) our quarterly reports on Form 10-Q for the quarters ended March 31, 2001, as amended and June 30, 2001;

        (iv) Pages F-56 through F-86 of our Registration Statement on Form S-1, file No. 333-61400, relating to the consolidated financial statements of QD Group Limited as of and for the years ended September 30, 1999 and 1998 and as of and for the six months ended June 30, 2000 and 1999; and

        (v) the description of our capital stock contained in our registration statement on Form 8-A, dated October 16, 1996.

    We will furnish without charge to you, upon written or oral request, a copy of any or all of the documents described above, except for exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents. Requests should be addressed to: TMP Worldwide Inc., 622 Third Avenue, New York, New York 10017, (212) 351-7000, Attention: Investor Relations.

    You should rely only on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. The selling stockholders will not make an offer of these shares in any state where the offer is not permitted. You should not assume that information in this prospectus or any supplement is accurate as of any date other than the date on the front of these documents.

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